

July 10, 2012

Via E-mail
Mr. Robert Dykes
EVP and Chief Financial Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

  Re: VeriFone Systems, Inc.
    Form 10-K for the Fiscal Year Ended October 31, 2011
    Filed December 23, 2011
    Form 10-Q for the Quarterly Period Ended April 30, 2012
    Filed June 11, 2012
    Form 8-K/A filed March 19, 2012
    File No. 001-32465

Dear Mr. Dykes:

  We have reviewed your letter dated June 12, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 29, 2012.

Form 10-Q for the Quarterly Period Ended April 30, 2012

Item 1. Financial Statements (Unaudited)

Note 1 – Principles of Consolidation and Summary of Significant Accounting Policies

Revenue generating assets, net, page 6

1. Please tell us more about your revenue generating assets, including the specific assets involved, and tell us how you determined that they generally have a useful life of 5 years.

Note 13 – Commitments and Contingencies

Cardsoft, Inc. et al v. VeriFone Holdings, Inc., VeriFone, Inc., Hypercom Corporation, et al, page 33

2.   We note in your response to prior comment 5 and the disclosure added to your Form 10-Q that you expect Cardsoft will claim further royalties on your future U.S. sales of the "accused products" based upon the awarded royalty rate; however, you indicate that at this time you are unable to estimate the range of additional loss. Please explain the basis for your assertion that you are unable to estimate a range of additional loss. In this regard, please tell us whether you have sales data for the "accused products" that have been sold subsequent to the June settlement.

Form 8-K/A filed March 19, 2012

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended October 31, 2011

3.   We note your response to prior comment 6 and it remains unclear to us how you have concluded that adjustment (P) is factually supportable. In this regard, you appear to indicate that these adjustments are factually supportable because they were recorded in your historical results and were based upon the application of the acquisition method pursuant to ASC 805. Given that pro forma adjustment (P) reverses the effects of the acquisition method pursuant to ASC 805 please further explain how these adjustments meet the factually supportable criteria. Your response should specifically address how both the removal of the cost of sales impact of inventory step-up and the adjustment to reverse the impact the deferred revenue adjustment on revenue are factually supportable adjustments.

4.   You also note in your response to prior comment 6 that the adjustments were nonrecurring and therefore had no continuing impact. Considering that these charges were expected to be included in your results over the twelve months subsequent to the acquisition it is unclear to us how you concluded that they are nonrecurring. In this regard, we would note that any charge that recurs over a period of time would have a continuing impact. Please advise.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief